Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Solexa, Inc.
Commission File No. 000-22570

The following materials were presented at the 25th Annual JPMorgan Healthcare Conference on January 10, 2007 and may be used in future presentations in whole or in part, in the same or in a different order, separately or with other materials:
Jay Flatley President & CEO 25th Annual JPMorgan Healthcare Conference January 10, 2007 (c) 2006 Illumina, Inc. Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, iSelect, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

Highlights of Breakout Year in 2006
Non-GAAP Q3 Financial Performance
ASP for Infinium Product Family
Rapid Growth in Installed Base
2006 New Products in InfiniumTM Family
Recent Deal Summary
Comprehensive Suite of Gene Expression Products
Diagnostic Partnerships
Creating A Powerful Life Science Franchise
Solexa's Technology
Solexa Technical Approach
Key Technology Advantages
Integration of Sequencing and Genotyping
Recent Developments and Progress
Financial Highlights of Transaction
Launch of DNA Methylation Application
DNA Methylation
Methylation Product Offering
Methylation Profiles of Cancer Cell Lines
Biomarkers for Cancer Cell Lines
Technology / Platform Synergy
Digital Code Generation
Beads Align in Groove Plate
Code Detection
Three Initial Kits for Research Market
Distribution, Chemistry and Content Synergy
The Near-Term Future of Infinium Product Line
What Factors are Important in the Market?
Illumina's Human 1M BeadChip
Human 1M BeadChip Content
Upgradeable and Compatible Products
Summary

Forward-Looking Statements This presentation contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. ("Illumina") and Solexa, Inc. ("Solexa") caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina's and Solexa's filings with the Securities and Exchange Commission (the "SEC"), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements. Additional Information about this Transaction In connection with the proposed merger, Illumina has filed with the SEC its Registration Statement on Form S-4 that includes a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/ prospectus to their respective stockholders on or about December 21, 2006. Investors and security holders are urged to read the joint proxy statement/ prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/ prospectus and other related documents filed by Illumina and Solexa with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/ prospectus and the other documents may also be obtained for free by accessing Illumina's website at www.illumina.com under the tab "Investors" and then under the heading "SEC Filings" or by accessing Solexa's website at www.solexa.com under the tab "Investors" and then under the heading "SEC Documents". Participants in the Solicitation Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina's executive officers and directors in Illumina's definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa's executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina's or Solexa's website.

Highlights of Breakout Year in 2006 Over plan financial performance Growth in Whole Genome Genotyping Business Progress in expression business Capacity build out Diagnostic partnerships Solexa merger

Revenue $53,472 $ 19,516 $ 73,501 COGS 15,939 6,599 23,181 Gross Margin 37,533 12,917 50,320% 70.2% 66.2% 68.5% R&D 6,790 7,062 27,725 SG&A 11,734 7,276 27,972 Net Income* 19,917 (1,309) (20,874)** EPS* $0.39 $(0.03) $(0.52)** Non-GAAP Q3 Financial Performance Note: All Numbers in Thousands. (*) Excludes charges (**) Includes one-time write off of in-process R&D for CyVera of $15,800. Q3 2006 Q3 2005 FY 2005 21 Consecutive Quarters of Revenue Growth 174% Revenue Growth YoY 37.2% Net Income

ASP for Infinium Product Family $ Per Chip

Rapid Growth in Installed Base

2006 New Products in InfiniumTM Family

Recent Deal Summary Customer Disease # Samples Product Bovine Consortium Breeding 10,000 iSelect Std. product deCODE Various 100,000 HumanHap300 CHOP Children's diseases 30,000 HumanHap550 Duke University Autism 1,800 HumanHap550 Top 5 Pharma Not disclosed 3,200 initially HumanHap650Y Amgen Woman's Health 28,000 HumanHap300 Duo Erasmus Medical Late-age diseases 10,000 HumanHap550 Johns Hopkins Asthma 2,000 HumanHap650Y GIS + Pharma Not disclosed 3,000 HumanRef-8 GlaxoSmithKline Pharmacogenetics 5,000* HumanHap550 * Indicates work done under services contract

Comprehensive Suite of Gene Expression Products Screening Toxicology Dx panels Cell cultures Fresh tissue Paraffin Embedded Tissue Biomarkers discovery

Confidential

Diagnostic Partnerships

Creating A Powerful Life Science Franchise Leading provider of genotyping & gene expression solutions Addressable market: $1.25 billion 2006 World-class commercial infrastructure 21 consecutive quarters of revenue growth Industry leading margins (30% net income in Q3 '06) "Best-of-Breed" next generation sequencing technology Significant market: >$1 billion in 2006 Imminent commercialization Extensive IP portfolio Seasoned management team Most powerful collection of technologies to address large, fast growing markets Collective market opportunity > $2.25B Existing commercial infrastructure to address emerging opportunities in sequencing Complementary R&D activities to accelerate new product development and novel content generation Enhanced ability to generate future growth

100x lower cost than today's standard Proprietary sequencing by synthesis chemistry Early access program successfully completed Comprehensive IP portfolio Recent validation - Human X Chromosome Solexa's Technology The 1G Genome Analyzer

Solexa Technical Approach DNA Clusters About 500 DNA copies per cluster Each about 1 micron in diameter Amplify DNA Sequencing Chemistry Extend by one base each step 4 fluorescent colors correspond to the 4 bases Computer-controlled Imaging tens of millions of clusters in parallel Solexa digital image Bind single DNA molecules to surface

Key Technology Advantages Solexa Conventional Capillary Systems Basic operating scale Microscopic Macroscopic Sequences in parallel Up to 40 million 96 Instrument time per human genome < 1/2 machine year 50 machine years Consumables per human genome 60 chips Stack of 384-well plates 9x higher than Empire State Building Human genome cost $100,000 (affordable at lots of labs) $15 million (unaffordable at almost every lab)

Integration of Sequencing and Genotyping



Whole Genome Resequencing
• SNP discovery
• Rate mutation discovery
Whole Genome Genotyping
• Disease associations
• 100,000's markers
Focused Genotyping
• Fine mapping
• Validation
• 1,000's SNPs
SNP Screening
• Validation
• 100's SNPs
• Biomarker discovery
Diagnostic Genotyping
• Low-plex panels
• PGx
deNovo Sequencing
• New organisms
Targeted Resequencing
• Cancer genome project ($1.1 B)
• Diagnostic Discovery
Diagnostic Sequencing
• Highly variant diseases (cancer)
• Low freq. mutations in large cell populations
1G Analyzer
BeadStation
BeadXpress
illumina

Recent Developments and Progress Completed Early Access Program 13 systems installed 10 customer sites 5 countries Began invoicing Received initial payments Achieved 1G performance 1 Billion bases of DNA sequence from a single flow cell (after filtering) Full performance level for initial product Delivered first data to customers under service contracts Re-sequencing, gene expression

Financial Highlights of Transaction Estimated to be 20 to 35% dilutive in 2007, excluding merger related charges Modestly accretive transaction in 2008 and significantly accretive thereafter Anticipated Synergies Integrated sales force accelerates revenue opportunity Reallocation of Illumina R&D resources accelerates new products Combination avoids duplicate build-out of Solexa infrastructure Consolidated public company expenses Detailed 2007 guidance on 2006 earnings call

Launch of DNA Methylation Application Dramatic Increase in Speed and Scope of DNA Methylation Research

DNA Methylation DNA methylation - a type of chemical modification of DNA that can be inherited without changing the DNA sequence Involves the addition of a methyl group to DNA Widespread and plays a critical role in the regulation of gene expression. Abnormalities in gene methylation are linked to: Cancer (silencing of tumor suppressor genes) Neurological disorders (Rett syndrome) X-chromosome silencing Autoimmune disease

Methylation Product Offering

- GoldenGate Assay for Methylation:
- First standard product available now – GoldenGate Methylation Cancer Panel I
  - ~800 cancer genes; 1-3 sites/gene
- Custom methylation version to ship soon – allows customer to select genes of interest sentrix
illumina

illumina

Methylation Profiles of Cancer Cell Lines All cancer samples correctly separated from normal Highly specific methylation signatures were obtained for each cancer type.

Biomarkers for Cancer Cell Lines Only 10 loci separate all normal samples from all cancer cell lines! normal cancer

First System Based on VeraCode Technology Digital Microbead Technology CyVera Company Purchased April 2005

Technology / Platform Synergy Discovery Research Focused Research Molecular Diagnostics WG genotyping WG expression Biomarker discovery Future WG applications Custom genotyping Focused expression DASL Biomarker discovery Low/mid density GT/GEX Protein applications Biomarker screening Biomarker panels

Digital Code Generation CODE IMAGE 1 0 1 1 0 1 0 1 0 0 0 0 1 0 1 BINARY CODE DECIMAL CODE = 41133 CODE GENERATED BY CREATING EMBEDDED HOLOGRAPHIC DIFFRACTIVE ELEMENTS Glass Surface of Beads Ideal for Bioassays High Density Codes Easily Imprinted (24 bit) Virtually Unlimited Multiplexing CONVENTIONAL CCD CAMERA BEAD "READING" BEAM

Beads Align in Groove Plate GROOVE PLATE CROSS-SECTION BEADS FALL INTO GROOVE PLATE CAPILLARY FORCE ATTRACTS BEADS INTO GROOVES BEADS ALIGN TIGHTLY FOR OPTIMAL SCANNING EFFICIENCY

Code Detection BEAD "READING" BEAM CCD LINE ARRAY

Three Initial Kits for Research Market VeraCode GoldenGate Genotyping VeraCode Carboxyl Beads VeraCode Universal Beads Protein Based Homebrew Assays Nucleic Acid Homebrew Assays High Multiplex RUO Assay

Distribution, Chemistry and Content Synergy Shared Chemistry Shared Content Shared Distribution Industry leading genotyping platform Flexible, scalable array technology Targets research market Launch next few months High sample throughput, low to mid multiplex Targets research and diagnostic market Full launch in 2007 Next generation sequencing and expression platform Targets research and diagnostic market

The Near-Term Future of Infinium Product Line

What Factors are Important in the Market? Genomic Coverage Quality of data delivered Robustness of assay and ease of use Copy Number Polymorphism content Backward compatibility Family of products allowing optimized projects

Illumina's Human 1M BeadChip Unsurpassed power and gene coverage for whole genome association (WGA) and copy number variant (CNV) analyses Based on HumanHap550 content with additional 450K features (SNPs & non-SNPs) A single chip solution providing industry leading genomic coverage, data quality and intelligent probe selection Broad commercial availability before the end of Q2

Human 1M BeadChip Content

Content	Number	Value
HumanHap550	555,000	High genomic coverage
SNPs in Genes	250,000	High density of SNPs in coding regions of the genome
SNPs and Probes in both reported and novel Copy Number Variant (CNV) Regions	110,000	High density of SNPs and probes in CNV regions, including "nonSNPable" regions
Additional Caucasian and Asian Tag SNPs	84,000	Higher tag SNP coverage of the genome
Additional African Tag SNPs	100,000	Higher tag SNP coverage of the genome
SNPs for Even Spacing	90,000	Ensure complete coverage across the genome, enable new CNV discoveries
ADME/MHC SNPs	17,000	Denser coverage in high value regions/genes
Total	**>1M**	**Unsurpassed power and gene coverage for WGA and CNV studies**

illumina

Human 1M BeadChip Content

Upgradeable and Compatible Products

Summary Multi-billion dollar opportunity in research and molecular diagnostics markets BeadArray technology is fundamentally flexible, low-cost and scalable. Solexa technology best-of-breed. Our portfolio of products is growing quickly enabled by a well developed infrastructure and innovative assay technology The VeraCode technology addresses the emerging markets in biomarker detection and molecular diagnostics 21 sequential quarters of revenue growth with strong profitability